Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 3 to Registration Statement No. 333-119836 of Harrah’s Entertainment, Inc. on Form S-4 of our report dated March 3, 2004 (December 16, 2004 as to Notes 15 and 16) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to Harrah’s Entertainment, Inc.’s change in 2002 in its method of accounting for goodwill and other intangible assets to conform to Statement of Financial Accounting Standards No. 142, “Goodwill and Other Intangible Assets”), appearing in the Current Report on Form 8-K dated December 17, 2004 of Harrah’s Entertainment, Inc. and to the reference to us under the heading “Experts” in the joint proxy statement/prospectus, which is part of this Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Las Vegas, Nevada
January 21, 2005